Exhibit 4.1

ADDENDUM TO LOCK UP LETTER AGREEMENTS
     This Addendum is dated May 2, 2008, and entered into by and between Scorpion Performance, Inc., a Florida corporation (the “Company”) and Robert Stopanio, Teresa Stopanio, Yali Golan and Leslie Golan (each a “Shareholder” and collectively, the “Shareholders”).
RECITALS
i)	The Company entered into Lock Up Letter Agreements dated August 28, 2007, by and between the Company and each of Robert Stopanio, Teresa Stopanio and Yali Golan whereby the Shareholders agreed to lock up provisions restricting the offer, sale, contract to sell, pledge or disposition of their shares of the common stock of the Company until December 12, 2008.

ii)	Under the terms of the Lock Up Letter Agreements, Shareholders are permitted to gift or transfer their shares to immediate family members (as that term is defined in the Lock Up Letter Agreement) provided that as a condition to any such gift or transfer, the transferee/donee agrees, in writing, to be bound by the terms of the Lock Up Letter Agreement, and the gifting/transferring Shareholder provides written notice to the Company prior to such gift or transfer.

iii)	On November 2, 2007, Mr. Golan transferred all of his shares to himself and his spouse, Leslie Golan as joint tenants. The Company and Mr. Golan waived the prior notice provision and acknowledged the transfer as a permitted transfer to an immediate family member subject to Mrs. Golan agreeing to be bound by the terms of her husband’s Lock Up Letter Agreement.

iv)	The Golans have offered to sell, and the Company has agreed to purchase, all of the Golan’s shares of the common stock of the Company subject to the terms and conditions of a stock purchase agreement to be entered into simultaneously.

v)	To facilitate the Company’s purchase of the Golan’s shares, the Company and each Shareholder have agreed to amend the Lock Up Letter Agreements to provide for a transfer of shares to the Company as a permitted transfer.
     NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
1)	The Company and each Shareholder hereby agree that the recitals set forth above are true and correct and are incorporated herein by reference.

2)	In addition to permitted dispositions of Shares as bona fide gifts or transfers to any trust for the direct or indirect benefit a Shareholder’s immediate family, Section 1 of the Lock Up Letter Agreement is hereby amended to permit any offer, sale, contract to sell, pledge or other disposition of the Shares by any Shareholder to the Company.

3)	All other terms and conditions of the Lock Up Letter Agreements shall remain in full force and effect and shall be incorporated herein by reference.

4)	This Addendum may be executed in two or more counterparts, each of which shall be deemed an original.
     IN WITNESS WHEREOF, each Shareholder has caused this Addendum to be executed as of the date first above written.
/s/ Robert Stopanio
/s/ Teresa Stopanio
/s/ Yali Golan
/s/ Leslie Golan